Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

January 24, 2023

Filed via EDGAR
Ms. Jaea Hahn
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Delaware VIP Trust (File No. 333-268915)

Dear Ms. Hahn and Mr. Long:
On behalf of Delaware VIP Trust (the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrant’s Information Statement/Prospectus on Form N-14 (the “Information Statement/Prospectus”).  The Information Statement/Prospectus was filed as part of the proposed reorganization of the Delaware VIP Special Situations Series of the Registrant into the Delaware VIP Small Cap Value Series of the Registrant and the Delaware VIP Equity Income Series of the Registrant into the Delaware VIP Growth and Income Series of the Registrant.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Information Statement/Prospectus.
Accounting Comments

1.	Comment: Disclose who the accounting survivor will be for the Reorganization within the Information Statement/Prospectus.

Response: The Acquiring Fund is the accounting survivor, which will be disclosed in the Information Statement/Prospectus.

2.	Comment: Please revise each fee table, as applicable, to align each Series’ net expense ratio with the current expense cap in place for such Series.

Response: The fee table figures have been revised as requested.

3.
Comment: Under the heading “Where can I find more information about the Series” beginning on page 24, please revise the disclosure to reflect the date of the Series’ most recent semiannual report (i.e., June 30).

Response: The requested change will be made.

4.	Comment: In the capitalization tables beginning on page 37, please update the pro forma adjustments column to reflect the costs of each Reorganization consistent with footnote 2 to each table.

Response: The requested changes will be made.

Legal Comments

5.	Comment: On page 3, please add hyperlinks to the Acquiring Series’ prospectuses.

Response: The Registrant will make the requested change.

6.
Comment: The Staff notes that the pro forma expenses are lower than current expense ratios disclosed with respect to the Acquired Series and the Acquiring Series. Please explain supplementally why that is.

Response: The pro forma fees are lower as a result of breakpoints in the advisory fee schedule anticipated to be achieved due to the Reorganizations.

7.
Comment: Please clarify supplementally the nature of the other expense figure of the Acquired Series (Delaware VIP Equity Income Series) on page 14, including whether such expense is a one time or ongoing expense.

Response: The other expenses shown reflect ongoing expenses and are consistent with other VIP Funds of similar size. Shareholders will benefit from economies of scale as a result of the Reorganization.

8.	Comment: Please clarify supplementally whether the Board considered factors that weighed against the approval of the Reorganizations.

Response: The Registrant respectfully notes that the discussion in the “Board Considerations” section contains a description of the material factors considered by the Board in their approval of each Reorganization. The Registrant believes such disclosure comports with the requirements of Form N-14.

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Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Taylor Brody
Taylor Brody

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